[Chapman and Cutler LLP Letterhead]

March 25, 2019

VIA EDGAR CORRESPONDENCE

Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning:

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on January 11, 2019 (the “Registration Statements”). The Registration Statements relate to the Innovator S&P 500 Buffer ETF™ – April, Innovator S&P 500 Power Buffer ETF™ – April and Innovator S&P 500 Ultra Buffer ETF™ – April (the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements. In response to your comments, each Fund filed a revised registration statement on Form N-1A for the Trust on March 13, 2019 (the “Revised Registration Statements”).

Comment 1 – General

The Commission notes that the Registration Statements are incomplete as they do not include the exhibits required by Form N-1A of the 1940 Act.

Response to Comment 1

Pursuant to the Commission’s request, the required exhibits were filed as part of the Revised Registration Statements.

Comment 2 – General

Please confirm that with the exception to changes in Fund names, cap ranges and dates, the Revised Registration Statements contain no additional changes from their July, October and January series counterparts.

Response to Comment 2

In addition to the changes referenced by the Commission, the Funds also changed the website address for each Fund (as each Fund has a unique address) and the number of accounts managed and total assets in such accounts by the portfolio managers (to incorporate the July, October and January series counterparts).

Comment 3 – General

Please confirm that the Funds will file a post-effective amendment to the registration statement setting forth each Fund’s final Cap. Further, in supplemental correspondence please acknowledge to the Commission you understand the purpose of a POS485B filing and what is permissible thereunder.

Response to Comment 3

The Funds will file an amendment to the registration statement on POS485B after 5:30 pm E.S.T. on Wednesday 27, 2019, in anticipation of their launch on Monday, April 1, 2019.

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Please call me at (312) 845-3273 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Walter L. Draney
Walter L. Draney